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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              HOEKSEMA, TIMOTHY E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       c/o Midwest Express Airlines, Inc.
                        6744 South Howell Avenue, HQ-06
--------------------------------------------------------------------------------
                                    (Street)

                            Oak Creek, WI 53154-1402
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                   MIDWEST EXPRESS HOLDINGS, INC. (NYSE:MEH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                October 31, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                    Chairman of the Board, President and CEO
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 10/31/02               P                2,000       A     $6.80     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 10/31/02               P                2,000       A     $6.59     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 10/31/02               P                  100       A     $6.66     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 10/31/02               P                1,900       A     $6.70     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                  700       A     $6.54     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                  200       A     $6.64     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                1,100       A     $6.80     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                  200       A     $6.78     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                1,800       A     $6.79     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                  600       A     $6.89     See below      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/01/02               P                1,400       A     $6.93      55,600        D
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 1474 (9-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
                                     Page 3
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-   of
             Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:     In-
             cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of      action  Date,    Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-  Day/    Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)   Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $8.00                                           (1)      9/21/05  *         112,500          112,500   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $16.1111                                        (2)      2/13/07  *          78,750           78,750   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $20.3472                                        (3)      2/10/08  *          78,750           78,750   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $29.21875                                       (4)      2/17/09  *          76,000           76,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $24.50                                          (5)      2/16/10  *          72,000           72,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $19.28                                          (6)      2/21/11  *          45,000           45,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $15.43                                          (7)      4/25/11  *          27,000           27,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option
(right to
buy)         $18.52                                          (8)      2/20/12  *          72,000           72,000   D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                               By
                                                                               Stock                                         Savings
Stock Fund                                                                     Fund       91,866.63       91,866.63           and
Unit         (10)                                            (9)      (9)      Unit        (10)             (10)    I        Invest-
                                                                                                                              ment
                                                                                                                              Plan
====================================================================================================================================

Explanation of Responses:
*    Common Stock
(1)  33,750 shares of the option became exercisable on 9/21/96, 33,750 shares of the option became exercisable on 9/21/97 and 45,000 shares of the option became exercisable on 9/21/98.
(2)  23,625 shares of the option became exercisable on 2/13/98, 23,625 shares of the option became exercisable on 2/13/99 and 31,500 shares of the option became exercisable on 2/13/00.
(3)  23,625 shares of the option became exercisable on 2/10/99, 23,625 shares of the option became exercisable on 2/10/00 and 31,500 shares of the option became exercisable on 2/10/01.
(4)  22,800 shares of the option became exercisable on 2/17/00, 22,800 shares of the option became exercisable on 2/17/01 and 30,400 shares of the option became exercisable on 2/17/02.
(5)  21,600 shares of the option became exercisable on 2/16/01, 21,600 shares of the option became exercisable on 2/16/02 and the remainder of the option becomes exercisable as to 28,800 shares on 2/16/03.
(6)  13,500 shares of the option became exercisable on 2/21/02, and the remainder of the option becomes exercisable as to
     13,500 shares on 2/21/03 and 18,000 shares on 2/21/04.
(7)  8,100 shares of the option became exercisable on 4/25/02, and the remainder of the option becomes exercisable as to
     8,100 shares on 4/25/03 and 10,800 shares on 4/25/04.
(8)  The option becomes exercisable in increments of 30%, 30% and 40% on 2/20/03, 2/20/04 and 2/20/05, respectively.
(9)  Distributions will be made upon the earliest to occur of termination of employment, death, retirement or attainment of age 65, subject to limited exceptions.
(10) The number of underlying securities is based on the share fund balance on 10/29/02. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of 97%
     Company stock and 3% money market fund. The share account balance is based on a 10/29/02 stock fund price of $14.0962 per share.



**     Intentional misstatements or omissions of facts constitute          TIMOTHY E. HOEKSEMA
       Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                           /s/ Patrick G. Quick                    11/04/02
                                                                           -------------------------------------   --------
Note:  File three copies of this Form, one of which must be manually       ** Signature of Reporting Person          Date
       signed.                                                             By Patrick G. Quick, attorney-in-fact

       If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB Number.                                                                              Page 2